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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 9, 2014 (October 6, 2014)
Date of Report
(Date of earliest event reported)
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LIN Media LLC
(Exact name of registrant as specified in its governing document)
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Delaware (State or other jurisdiction of incorporation or organization)	001-36032 (Commission File Number)	90-0935925 (I.R.S. Employer Identification No.)

701 Brazos Street, Suite 800 Austin, Texas 78701 (Address of principal executive offices and zip code)
(512) 774-6110
(Registrant’s telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.  Submission of Matters to a Vote of Security Holders.

On October 6, 2014, LIN Media LLC ("LIN LLC") reconvened the special meeting of its shareholders (the "Special Meeting") that was originally convened on August 20, 2014 and adjourned prior to conducting any business. The proposals below, which are described in detail in the joint proxy statement/prospectus filed with the Securities Exchange Commission ("SEC") on July 24, 2014, and in the supplement to the joint proxy statement/prospectus filed with the SEC on September 15, 2014, were submitted to LIN LLC’s shareholders.

As of July 18, 2014, the record date for the Special Meeting, there were 37,692,400 Class A Common shares of LIN LLC (“Class A Common Shares”) issued and outstanding and entitled to vote at the Special Meeting and 2 Class C Common shares of LIN LLC (“Class C Common Shares”) issued and outstanding and entitled to cast 43,974,466.65 votes each at the Special Meeting. There were 116,192,184 Class A Common Share votes and Class C Common Share votes present in person or by proxy, which constitutes approximately 92.48 percent of the shares of Class A Common Share and Class C Common Share votes, voting together as a single class at the Special Meeting.

The Class A Common Share shareholders and Class C Common Share shareholders, voting together as a single class, approved such proposals in the following manner:

(i) To adopt the merger agreement, as amended (and as it may be amended from time to time), and approve the merger of LIN with a subsidiary of the new holding company. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus, dated July 24, 2014, and a copy of the amendment to the merger agreement is attached as Annex S-A to the supplement, dated September 15, 2014, to the joint proxy statement/prospectus:

Number of Votes For	Number of Votes Against	Number of Abstentions	Number of Broker Non-Votes
115,841,919	19,248	331,017	—

(ii) To approve, on a non-binding and advisory basis, certain executive compensation matters referred to in the joint proxy statement/prospectus as the “LIN compensation proposal":

Number of Votes For	Number of Votes Against	Number of Abstentions	Number of Broker Non-Votes
113,367,877	575,772	2,248,535	—

Item 8.01. Other Events.

On October 6, 2014, Media General, Inc. ("Media General") and LIN LLC issued a joint press release announcing (i) the results of the Special Meeting and of Media General's reconvened special meeting of the holders of its voting common stock, held on the same date as the Special Meeting, and (ii) the directors and executive officers of the combined company. A copy of this press release is furnished as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description
99.1	Joint Press Release issued October 6, 2014 by Media General, Inc. and LIN Media LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIN Media LLC

Date: October 9, 2014	By:	/s/ Nicholas N. Mohamed
	Name:	Nicholas N. Mohamed
	Title:	Vice President Controller

Exhibit Index

Exhibit No.	Description
99.1	Joint Press Release issued October 6, 2014 by Media General, Inc. and LIN Media LLC